Exhibit 99.1

Jeffs’ Brands: KeepZone AI Expands Collaboration for AI-Powered Security Screening Product into High-Traffic Asian Market

Tel Aviv, Israel, Feb. 12, 2026 (GLOBE NEWSWIRE) — Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace expanding into the global homeland security sector through advanced artificial intelligence (“AI”) -driven solutions, today announced that its wholly-owned subsidiary, KeepZone AI Inc. (“KeepZone”), has expanded its strategic distribution agreement (the “Agreement”) with Scanary Ltd. (“Scanary”), an Israeli deep-tech pioneer in AI-powered 3D imaging and electromagnetic threat-detection systems, to include an additional territory in Asia (the “New Territory”).

The Agreement, which was entered into in December 2025, initially granted KeepZone exclusive distribution rights in Canada, Germany and the United Arab Emirates, non-exclusive distribution rights in Spain and Italy, and exclusive distribution rights to stadiums in Israel. Upon mutual agreement of the parties, the collaboration has now been extended to include the New Territory.

Scanary’s technology uses 3D imaging and AI to screen up to 25,000 people per hour in open environments, detecting threats like guns and explosives in under two seconds without requiring individuals to stop or remove belongings, which is designed to support deployment in airports, stadiums, and transit hubs.

About Jeffs’ Brands

Jeffs’ Brands is a data-driven company that has recently pivoted into the global homeland security sector through its wholly-owned subsidiary, KeepZone AI Inc., following the entry into the definitive distribution agreement with Scanary Ltd., in December 2025. Jeffs’ Brands aims to deliver comprehensive, multi-layered security ecosystems for critical infrastructure worldwide, capitalizing on the homeland security market’s significant growth potential while leveraging its expertise in data-driven operations.

For more information on Jeffs’ Brands visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing the expected benefits and performance capabilities of Scanary’s technology, the commercial potential of the expanded collaboration with Scanary, the Company’s ability to successfully penetrate the New Territory, the potential growth of the homeland security market, and the Company’s ability to execute its strategic expansion into the homeland security sector. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”), on March 31, 2025, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com